UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2008

Commission File Number : 333-151676

GDF SUEZ

(Translation of registrant’s name into English)

16-26 rue du Docteur Lancereaux, 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A description of events affecting the Registrant (formerly known as Gaz de France S.A.) is set forth in the press releases issued by the Registrant, attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, each of which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:	Press release, dated September 2, 2008, entitled “GDF SUEZ signs an agreement to acquire an energy company in the US.”

Exhibit 99.2:	Press release, dated September 1, 2008, entitled “2008 1st Half Results.”

Exhibit 99.3:	Press release, dated August 28, 2008, entitled “GDF SUEZ wins power and desalination project in Bahrain.”

Exhibit 99.4:	Press release, dated September 4, 2008, entitled “GDF SUEZ enters Exploration-Production in Azerbaijan.”

Exhibit 99.5:	Press release, dated September 5, 2008, entitled “NAM and GDF SUEZ commence exclusive negotiations for a package of assets on the Dutch Continental Shelf.”

Exhibit 99.6:	Press release, dated September 5, 2008, entitled “GDF SUEZ consortium wins bid for the privatisation of Singapore’s largest power company.”

Exhibit 99.7:	Press release, dated September 10, 2008, entitled “GDF SUEZ reinforces its production capacity by more than 50% in Thailand and secures its output on the long term.”

Exhibit 99.8:	Press release, dated September 11, 2008, entitled “Solar Energy: Photovoltech Invests to Double Its Production Capacity.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ
(Registrant)

Date: September 11, 2008	By	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	General Secretary

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